Offering of 150 Million shares of Class A Common Stock of
Charter Communications, Inc.
(Registration No. 333-121136)

May 26, 2005

Supplement to Outline Submitted May 13, 2005
in Response to Questions Raised by
SEC Staff in a Telephone Conversation
on May 20, 2005

The following addresses certain questions raised by the Staff of the Securities Exchange Commission (the "Staff") regarding the currently proposed offering of Class A common stock of Charter Communications, Inc. ("Charter") through Citigroup Global Markets Inc. ("Citi"), as underwriter. The following should be read in conjunction with the outline submitted to the Staff on May 13, 2005.

  The Staff has requested additional information with respect to Charter's offering procedures so as to assist in determining whether the proposed offering constitutes an "at the market" offering within the meaning of Rule 415.

  First, we note that, under Rule 415, an offering is considered to be "at the market" only if (among other things) the offering is conducted "on or through the facilities of a national securities exchange or to or through a market maker otherwise than on an exchange."

  Charter's common stock is quoted on Nasdaq, and Citi informs us that it will not seek to sell the stock on or through a securities exchange or to or through a Nasdaq market maker in its capacity as such. Accordingly, while Citi proposes to conduct a broad and continuous variable price offering, it should not be viewed as an "at the market" offering within the meaning of Rule 415.

  With that background, in response to your specific questions, Citi has advised us as follows:

      It proposes to price the offered securities either throughout the regular trading session at the current market price or after hours at the last reported sale price or at a discount to that price. As discussed below, Citi will attempt to minimize the discount. One way it proposes to do this is to offer the shares continuously over a 90-day period, so as to reduce the amount of stock it is trying to sell at any particular time.

      Citi expects the offering price to change over time as the market price of Charter's common stock changes and as the discount, if any, that Citi must offer in order to find buyers changes. Both of these factors will depend on the strength of the demand for Charter stock. If the demand is strong, Citi should be able to sell a given number of shares at a higher price or a greater number of shares at a given price or some combination of both. Conversely, if the demand is weak, Citi may have to restrict the number of shares it is trying to price at that time and/or price those shares at a lower level. Without knowing how strong the demand will be, it is not possible to predict how often the offer price will change, but the changes could be frequent if the price becomes volatile.

      Citi proposes to have its equity sales force call persons who are not Prohibited Persons (as defined in the outline submitted on May 13) with offers to sell the stock. These calls are the basic method used in any stock offering. Citi does not expect to use a road show presentation in offering stock to potential investors.

      As mentioned above, Citi proposes to offer the Charter shares both throughout the regular trading session and after hours. Trades effected during the normal session are likely to be individually negotiated, with different purchasers paying different prices as the market price changes in the course of the trading day. If Citi finds investors who want to purchase Charter stock after the close of the regular trading session, it is likely that Citi and all such investors will agree on a single clearing price, and the discount, if any, for all the after hours trades conducted that day.

  The Staff has requested additional support for the conclusion that the offering of Charter common stock, as now proposed, would be a continuous offering for the purposes of Rule 415(a)(1)(ix).

  As was described in the submission of May 13, 2005, Charter and Citi now propose to offer the shares of Charter common stock covered by the registration statement on a continuous basis in accordance with Rule 415(a)(1)(ix).

  Given the Staff's conclusion that Citi may not offer Charter common stock to investors that, as of the date of confirmation of a proposed sale under the registration statement, hold Charter's 5.875% Convertible Senior Notes (the "Convertible Notes") and have open short positions in Charter's common stock ( "Prohibited Persons"), Citi has advised Charter that a fixed price offering of all 150 million shares of Charter common stock would not be the best method for introducing the shares into the public market. Citi and Charter believe that a continuous, variable price offering will reduce the impact of the offering on the trading price and volatility of the Charter common stock.

  Accordingly, Citi proposes to offer the Charter common stock continuously throughout the Nasdaq regular trading session and after hours. In either case, Citi will stand ready to sell the stock whenever a permissible buyer can be identified who will pay an acceptable price for a number of shares that will not unduly disrupt the trading markets. Being ready and willing to sell the registered securities at all times, as Citi proposes to do, is cited in the Securities Offering Reform Release as the essence of a continuous offering. Securities Offering Reform, Federal Register, Vol. 69, No. 221 at p. 67,431 (Nov. 17, 2004). Of course, Citi may not be willing to sell the shares at any price or without regard to market impact, but we do not believe that sellers in a continuous offering must be price-insensitive or insensitive to market impact. Indeed, if a seller were truly price-insensitive, it would not need to engage in a continuous offering, since it could always sell the offered stock quickly and at a fixed price, assuming the price is low enough. Further, the Staff has acknowledged that continuous offerings may exist in situations where days (or weeks) pass between selling efforts and where the terms of the offered securities vary from tranche to tranche. See, e.g., Sears Receivables Financing Group, Inc. (July 1, 1991).

  The Staff has asked about certain aspects of the procedures Charter and Citi have proposed for preventing the sale of Charter common stock to Prohibited Persons.

A. First, the Staff has inquired as to whether Charter has considered also requiring representations from buyers to the effect that they are not purchasing on behalf of a Prohibited Person and, in any event, whether all such representations could be made in writing.

We understand the Staff's concern that Citi not sell Charter common stock to persons who are acting on behalf of Prohibited Persons or who have an arrangement to sell to Prohibited Persons the Charter common stock they buy from Citi. We propose to add language to that effect in the prospectus for the offering and to have Citi's sales force receive oral confirmation from purchasers that they are not so acting and have no such arrangements.

Citi has informed us, however, that requiring potential investors to give written representations would seriously impair the marketing effort for the shares. Neither we nor Citi is aware of another instance in which purchasers in a registered offering have been required to provide certification of the type requested. We believe prospective investors will therefore view the certification requirement as burdensome and problematic. Citi is concerned that if it must obtain written certification from prospective investors, they will either demand a steeper discount from the prevailing market price or will refuse to purchase in the offering. While the latter would clearly undermine the success of the offering, even the former would be detrimental, since increasing the discount would increase the stock's volatility.

As we outlined in our submission of May 13, Citi will implement thorough procedures for identifying Prohibited Persons before the offering even begins. Given Citi's prominent role both in the initial offering of the Convertible Notes and in secondary market transactions involving the notes, Citi reasonably believes it will be successful in compiling its initial list of Prohibited Persons. Citi proposed the oral statements by its sales force as an additional check on the accuracy of the list. But Charter and Citi believe it would be burdensome and unnecessary to require investors to provide written acknowledgements of the information already conveyed in the prospectus and in the sales force's oral statements.

B. Second, the Staff has inquired as to why the class of Prohibited Persons should not include any party with an open short position in Charter common stock.

The proposed definition of Prohibited Person is designed to address the Staff's concern that if such a person bought shares in the offering to replace its existing stock loan with a new loan or short swap from Citi, the short sales effected with the borrowed stock would have violated Section 5 of the Securities Act. We understand why the Staff is focused on the activities of Prohibited Persons, given the relationship between the stock loan facility and the Rule 144A offering of the Convertible Notes, and the anticipated hedging transactions by such persons with Citi.

However, other than with respect to the Prohibited Persons that we have defined, we believe there is nothing unique about this offering with respect to parties who may have shorted Charter's common stock. The possibility that purchasers in a registered stock offering might want to use the purchased stock to close out naked short sales exists to some degree in any registered offering by an already public company, yet, to our knowledge, no such offering restrictions have been imposed in prior transactions. Of course, such parties would nonetheless be subject to Rule 105 of Regulation M, as with all registered public offerings.

In addition, Citi informs us that it is willing to implement the procedures described herein and in our May 13 submission in part because it has a high degree of confidence that it can identify Prohibited Persons as defined above. Citi does not have equally good information about the identities of naked short sellers of Charter's common stock. For these reasons, we respectfully disagree with the suggestion to expand the definition of Prohibited Person to include anyone with an open short position in Charter common stock.